UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 30, 2025

ALCHEMY INVESTMENTS ACQUISITION CORP 1
(Exact name of registrant as specified in its charter)

Cayman Islands	001-41699	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

850 Library Avenue, Suite 204-F

Newark, DE 19711

(Address of principal executive offices, including zip code)

(212) 877-1588

Registrant’s telephone number, including area code:

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	ALCYU	The Nasdaq Stock Market, LLC

Class A Ordinary Share, par value $0.0001 per share	ALCY	The Nasdaq Stock Market, LLC

Warrant, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	ALCYW	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

Alchemy Investments Acquisition Corp. 1 and Cartiga, LLC have prepared the Investor Presentation, dated October 2025, that will be used by the parties in making presentations to certain potential investors. Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the Investor Presentation, October 2025.

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information and Where To Find It

In connection with its proposed Business Combination, Alchemy Investments Acquisition Corp. 1 (the “Parent”) intends to file relevant materials with the SEC, including a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing its definitive proxy statement with the SEC, the Parent will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the Special Meeting relating to the transaction. INVESTORS AND SHAREHOLDERS OF THE PARENT ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT THE PARENT WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARENT, THE COMPANY AND THE BUSINESS COMBINATION). The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by the Parent with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Parent and its directors and executive officers may be deemed participants in the solicitation of proxies from the Parent’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Parent will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about the Parent’s directors and executive officers and their ownership of the Parent ordinary shares is set forth in the Parent’s final prospectus, dated as of May 4, 2023, and filed with the SEC (File No. 333-268659) on May 5, 2023, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing (the “Prospectus”). Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Cartiga, LLC (the “Company”) and its managers and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Parent in connection with the proposed Business Combination. A list of the names of such managers and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference herein (this “Current Report”) contain certain “forward-looking statements”. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this Current Report regarding the proposed transactions contemplated by the Business Combination Agreement, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Parent’s and the Company’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (a) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (b) the outcome of any legal proceedings that may be instituted against the Parent or the Company following the announcement of the Business Combination Agreement and the transactions contemplated therein; (c) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of the Parent or members of the Company, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; (d) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (e) the failure to meet the minimum cash requirement of the Business Combination Agreement due to the Parent shareholder redemptions and the failure to obtain replacement financing; (f) the inability to obtain or maintain the listing of the Parent’s ordinary shares on Nasdaq following the proposed Business Combination; (g) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (h) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, and retain its key employees; (i) costs related to the proposed Business Combination; (j) changes in applicable laws or regulations; (k) the possibility that the Parent or the Company may be adversely affected by other economic, business, and/or competitive factors; (l) risks relating to the uncertainty of the projected financial information with respect to Pubco; (m) risks related to the organic and inorganic growth of the Company’s business and the timing of expected business milestones; (n) the amount of redemption requests made by the Parent’s shareholders; and (o) other risks and uncertainties indicated from time to time in the Prospectus that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in the Parent’s other filings with the SEC. The Parent cautions that the foregoing list of factors is not exclusive. The Parent and the Company caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Parent and the Company do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. Neither the Company nor the Parent gives any assurance that either the Company or the Parent, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1	Investor Presentation
Exhibit 104	Cover Page Interactive Data File

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alchemy Investments Acquisition Corp 1

By:	/s/ Mattia Tomba
Mattia Tomba
Chief Executive Officer

October 30, 2025